NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 24, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 13, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Innovid Corp. and Ignite Merger Sub, Inc., a wholly owned subsidiary of Mediaocean LLC became effective before market open on February 13, 2025. Each Class A Ordinary Share of Innovid Corp. was converted into USD 3.15 in cash. Each share of Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share, of Innovid Corp. will automatically and without any required action on the part of the holder thereof, cease to represent a warrant in respect of Company's Common Stock and shall become an warrant exercisable for the Per Share Price. If a holder properly exercises the warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the warrant price with respect to such exercise shall be reduced by an amount (in dollars and in no event less than zero) equal to the difference between (a) the warrant price in effect prior to such reduction and (b) (i) the Per Share Price minus (ii) the Black-Scholes Warrant Value (as defined in the Warrant Agreement). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 13, 2025.